EXHIBIT 99.1

Shopify Announces Third-Quarter 2018 Financial Results

Third-Quarter Revenue Grows 58% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - October 25, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter ended September 30, 2018.

“Solid execution and continued rapid growth drove our strong results in the third quarter,” stated Amy Shapero, Shopify’s CFO. “We relentlessly shipped new products and features to prepare our merchants for their biggest selling season of the year, merchants’ GMV expansion was well ahead of ecommerce growth overall, and our merchant base continues to expand at a healthy clip. We’re well positioned to close 2018 and enter 2019 with excellent momentum.”

Third-Quarter Financial Highlights

•	Total revenue in the third quarter was $270.1 million, a 58% increase from the comparable quarter in 2017.

•
Subscription Solutions revenue grew 46% to $120.5 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] (“MRR”), driven primarily by an increase in the number of merchants joining the Shopify platform.

•
Merchant Solutions revenue grew 68%, to $149.5 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”), as well as by strong growth in Shopify Capital and Shopify Shipping, each of which doubled over last year’s third quarter.

•
MRR as of September 30, 2018 was $37.9 million, up 41% compared with $26.8 million as of September 30, 2017. Shopify Plus contributed $9.2 million, or 24%, of MRR compared with 20% of MRR as of September 30, 2017.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3.Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.

•
GMV for the third quarter was $10.0 billion, an increase of $3.6 billion, or 55% over the third quarter of 2017. Gross Payments Volume[3] (“GPV”) grew to $4.1 billion, which accounted for 41% of GMV processed in the quarter, versus $2.4 billion, or 37%, for the third quarter of 2017.

•	Gross profit dollars grew 50% to $149.7 million as compared with the $100 million recorded for the third quarter of 2017.

•	Operating loss for the third quarter of 2018 was $31.4 million, or 12% of revenue, versus a loss of $12.7 million, or 7.4% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the third quarter of 2018 was 1.3% of revenue, or $3.6 million; adjusted operating income for the third quarter of 2017 was 1% of revenue, or $1.7 million.

•	Net loss for the third quarter of 2018 was $23.2 million, or $0.22 per share, compared with $9.4 million, or $0.09 per share, for the third quarter of 2017.

•	Adjusted net income[4] for the third quarter of 2018 was $4.5 million, or $0.04 per share, compared with adjusted net income of $5.0 million, or $0.05 per share, for the third quarter of 2017.

•	At September 30, 2018, Shopify had $1.58 billion in cash, cash equivalents and marketable securities, compared with $938 million on December 31, 2017.

Third-Quarter Business Highlights

In the third quarter, Shopify continued to deliver features to help merchants sell more, sell more efficiently, and optimize the value of Shopify’s vast partner ecosystem:

•	Shopify launched Locations, a multi-location inventory platform that enables merchants to update and track inventory quantities across multiple locations from their Shopify account.

•
Shopify introduced the new App Store, redesigned to make it easier for merchants to search for, evaluate, and install apps that help them grow their business. It also benefits our partner ecosystem by offering faster discovery of apps by the right merchants.

•
Shopify launched Shopify AR, making selling with Augmented Reality (AR) accessible for small businesses. Shopify AR has the potential to revolutionize mobile shopping by bringing products to life through 3D models shoppers can size up, examine from all angles, and even place in the environment around them, directly through the Safari browser on iOS 12 devices-without the need for a separate mobile app.

•
Shopify launched Shopify Payments and a local payment method in Germany, which allows for bank transfers in addition to credit card payments. Shopify Payments is now available in 10 countries: the U.S., Canada, United Kingdom, Australia, Ireland, New Zealand, Japan, Singapore, Hong Kong and Germany.

•
Shopify Shipping adoption surpassed one-third of all eligible merchants in the second quarter and continued to climb steadily in the third quarter, as eligible merchants in the United States and Canada increasingly opt in to Shopify Shipping for its favourable rates and ease of use.

4. Please refer to “Non-GAAP Financial Measures” in this press release.

•
Purchases from merchants’ stores coming from mobile devices continued to climb in the quarter, accounting for 77% of traffic and 67% of orders for the three months ended September 30, 2018, versus 74% and 62%, respectively, for the third quarter of 2017.

•
Shopify Capital issued $76.4 million in merchant cash advances in the third quarter of 2018, an increase of 73% versus the $44.1 million issued in the third quarter of last year. Shopify Capital has grown to nearly $375 million in cumulative cash advanced since its launch in April 2016, approximately $100 million of which was outstanding on September 30, 2018.

Subsequent to the close of the third quarter:

•
Shopify launched its centralized marketing section on the Shopify dashboard where merchants can leverage apps to create, implement, and evaluate marketing campaigns faster and more efficiently, all directly from their Shopify dashboard, helping them reach the right audiences and sell more.

•
Shopify launched Fraud Protect, a chargeback protection product available to merchants using Shopify Payments that automates order reviews and covers chargeback costs on eligible orders. Fraud Protect is designed to help merchants save time and worry less about the liability of fraudulent transactions.

•
Shopify opened its first-ever brick-and-mortar space in Los Angeles featuring Shopify’s products, services, and new technology, and serving as a hub where merchants can visit to receive support, inspiration, and education to help grow their business.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2018, Shopify currently expects:

•	Revenues in the range of $1.045 billion to $1.055 billion

•	GAAP operating loss in the range of $95 million to $97 million

•	Adjusted operating profit[4] in the range of $8 to $10 million, which excludes stock-based compensation expenses and related payroll taxes of $105 million

For the fourth quarter of 2018, Shopify currently expects:

•	Revenues in the range of $315 million to $325 million

•	GAAP operating loss in the range of $15 million to $17 million

•	Adjusted operating income[4] in the range of $16 million to $18 million, which excludes stock-based compensation expenses and related payroll taxes of $30 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its third-quarter results today, October 25, 2018, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third-Quarter 2018 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third-Quarter 2018 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading omni-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Nestle, Kylie Cosmetics, Allbirds, MVMT, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss/profit, non-GAAP operating expenses, adjusted net loss/income and adjusted net loss/income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “continue”, “will”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
Revenues
Subscription solutions	120,517	82,435	331,436	216,113
Merchant solutions	149,547	89,021	397,931	234,377
	270,064	171,456	729,367	450,490
Cost of revenues
Subscription solutions	26,600	15,458	74,284	41,400
Merchant solutions	93,737	55,971	244,559	149,982
	120,337	71,429	318,843	191,382
Gross profit	149,727	100,027	410,524	259,108
Operating expenses
Sales and marketing	91,635	58,314	254,906	158,520
Research and development	61,629	36,350	163,650	95,658
General and administrative	27,831	18,039	74,430	47,974
Total operating expenses	181,095	112,703	492,986	302,152
Loss from operations	(31,368)	(12,676)	(82,462)	(43,044)

Other income	8,184	3,296	19,423	6,036
Net loss	(23,184)	(9,380)	(63,039)	(37,008)
Other comprehensive income (loss), net of tax	6,101	2,604	(5,131)	8,672
Comprehensive loss	(17,083)	(6,776)	(68,170)	(28,336)
Basic and diluted net loss per share attributable to shareholders	(0.22)	(0.09)	(0.60)	(0.39)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	106,647,222	98,777,975	104,976,730	94,502,097

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	September 30, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash and cash equivalents	243,421	141,677
Marketable securities	1,334,804	796,362
Trade and other receivables, net	35,799	21,939
Merchant cash advances receivable, net	99,518	47,101
Other current assets	23,444	18,598
	1,736,986	1,025,677
Long-term assets
Property and equipment, net	55,754	50,360
Intangible assets, net	26,060	17,210
Goodwill	22,894	20,317
	104,708	87,887
Total assets	1,841,694	1,113,564
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	107,839	62,576
Current portion of deferred revenue	36,987	30,694
Current portion of lease incentives	2,121	1,484
	146,947	94,754
Long-term liabilities
Deferred revenue	1,744	1,352
Lease incentives	19,605	14,970
Deferred tax liability	1,320	1,388
	22,669	17,710
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 94,487,350 and 87,067,604 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,481,600 and 12,810,084 issued and outstanding	1,794,013	1,077,477
Additional paid-in capital	66,004	43,392
Accumulated other comprehensive income (loss)	(1,696)	3,435
Accumulated deficit	(186,243)	(123,204)
Total shareholders’ equity	1,672,078	1,001,100
Total liabilities and shareholders’ equity	1,841,694	1,113,564

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Nine Months Ended
	September 30, 2018	September 30, 2017
	$	$
Cash flows from operating activities
Net loss for the period	(63,039)	(37,008)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	21,204	15,624
Stock-based compensation	68,301	34,185
Provision for uncollectible receivables related to merchant cash advances	5,043	2,473
Unrealized foreign exchange (gain) loss	637	(1,502)
Changes in operating assets and liabilities:
Trade and other receivables	(22,524)	(8,701)
Merchant cash advances receivable	(57,460)	(40,853)
Other current assets	(8,255)	(2,179)
Accounts payable and accrued liabilities	44,203	15,193
Deferred revenue	6,685	8,862
Lease incentives	5,272	2,812
Net cash provided by (used in) operating activities	67	(11,094)
Cash flows from investing activities
Purchase of marketable securities	(1,689,553)	(949,202)
Maturity of marketable securities	1,160,003	451,509
Acquisitions of property and equipment	(20,432)	(9,258)
Acquisitions of intangible assets	(12,328)	(2,882)
Acquisition of businesses, net of cash acquired	(3,718)	(15,718)
Net cash used by investing activities	(566,028)	(525,551)
Cash flows from financing activities
Proceeds from the exercise of stock options	22,273	10,500
Proceeds from public offering, net of issuance costs	646,984	560,057
Net cash provided by financing activities	669,257	570,557
Effect of foreign exchange on cash and cash equivalents	(1,552)	1,924
Net increase in cash and cash equivalents	101,744	35,836
Cash and cash equivalents – Beginning of Period	141,677	84,013
Cash and cash equivalents – End of Period	243,421	119,849

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
GAAP Gross profit	149,727	100,027	410,524	259,108
% of Revenue	55%	58%	56%	58%
add: stock-based compensation	618	318	1,628	794
add: payroll taxes related to stock-based compensation	37	37	153	117
Non-GAAP Gross profit	150,382	100,382	412,305	260,019
% of Revenue	56%	59%	57%	58%

GAAP Sales and marketing	91,635	58,314	254,906	158,520
% of Revenue	34%	34%	35%	35%
less: stock-based compensation	6,015	2,565	15,775	6,050
less: payroll taxes related to stock-based compensation	382	164	1,640	644
Non-GAAP Sales and marketing	85,238	55,585	237,491	151,826
% of Revenue	32%	32%	33%	34%

GAAP Research and development	61,629	36,350	163,650	95,658
% of Revenue	23%	21%	22%	21%
less: stock-based compensation	14,719	8,595	39,223	21,681
less: payroll taxes related to stock-based compensation	950	729	3,583	2,036
Non-GAAP Research and development	45,960	27,026	120,844	71,941
% of Revenue	17%	16%	17%	16%

GAAP General and administrative	27,831	18,039	74,430	47,974
% of Revenue	10%	11%	10%	11%
less: stock-based compensation	4,833	1,898	11,675	5,659
less: payroll taxes related to stock-based compensation	174	83	659	524
Non-GAAP General and administrative	22,824	16,058	62,096	41,791
% of Revenue	8%	9%	9%	9%

GAAP Operating expenses	181,095	112,703	492,986	302,152
% of Revenue	67%	66%	68%	67%
less: stock-based compensation	25,567	13,058	66,673	33,390
less: payroll taxes related to stock-based compensation	1,506	976	5,882	3,204
Non-GAAP Operating Expenses	154,022	98,669	420,431	265,558
% of Revenue	57%	58%	58%	59%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
GAAP Operating loss	(31,368)	(12,676)	(82,462)	(43,044)
% of Revenue	(12)%	(7)%	(11)%	(10)%
add: stock-based compensation	26,185	13,376	68,301	34,184
add: payroll taxes related to stock-based compensation	1,543	1,013	6,035	3,321
Adjusted Operating income (loss)	(3,640)	1,713	(8,126)	(5,539)
% of Revenue	(1)%	1%	(1)%	(1)%

GAAP Net loss	(23,184)	(9,380)	(63,039)	(37,008)
% of Revenue	(9)%	(5)%	(9)%	(8)%
add: stock-based compensation	26,185	13,376	68,301	34,184
add: payroll taxes related to stock-based compensation	1,543	1,013	6,035	3,321
Adjusted Net income	4,544	5,009	11,297	497
% of Revenue	2%	3%	2%	—%

GAAP net loss per share attributable to shareholders	(0.22)	(0.09)	(0.60)	(0.39)
add: stock-based compensation	0.25	0.14	0.65	0.36
add: payroll taxes related to stock-based compensation	0.01	0.01	0.06	0.04
Adjusted net income per share attributable to shareholders	0.04	0.05	0.11	0.01
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	106,647,222	98,777,975	104,976,730	94,502,097